                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 1)


                                  IVILLAGE INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                    46588H105
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:

                              STEVEN A. HOBBS, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000




             (Date of event which requires filing of this statement)



[ ]     Check box if the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this
        Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g).

                         (Continued on following pages)

---------------------------                                           ------------------
CUSIP No. 46588H105                            13D                         Page 2
                                                                                -
---------------------------                                           ------------------
========================================================================================
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           HEARST COMMUNICATIONS, INC.
----------------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                 (a)[ ]
                                                                                 (b)[ ]
----------------------------------------------------------------------------------------
   3.      SEC USE ONLY


----------------------------------------------------------------------------------------

   4.      SOURCES OF FUNDS
           OO
----------------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)
                                                                                    [ ]
---------- -----------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
----------------------------------------------------------------------------------------
                       7.   SOLE VOTING POWER
     NUMBER OF
       UNITS
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                      ------------------------------------------------------------------
                       8.   SHARED VOTING POWER
                            16,271,615

                      ------------------------------------------------------------------
                       9.   SOLE DISPOSITIVE POWER

                      ------------------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER
                            16,271,615

----------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           16,271,615

----------------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                    |X|
---------- -----------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           30%

----------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
           CO
========================================================================================

---------------------------                                           -------------------------
CUSIP No. 46588H105                            13D                            Page 3
                                                                                   -
---------------------------                                           -------------------------
===============================================================================================
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           HEARST MAGAZINES PROPERTY, INC.
-----------------------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a)[ ]
                                                                                        (b)[ ]
-----------------------------------------------------------------------------------------------
   3.      SEC USE ONLY

-----------------------------------------------------------------------------------------------
   4.      SOURCES OF FUNDS
           OO

-----------------------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)
                                                                                           [ ]
----------------------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
-----------------------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER
     NUMBER OF
       UNITS
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                      -------------------------------------------------------------------------
                       8.   SHARED VOTING POWER
                            16,271,615

                      -------------------------------------------------------------------------
                       9.   SOLE DISPOSITIVE POWER

                      -------------------------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER
                            16,271,615

-----------------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           16,271,615
-----------------------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                           |X|
-----------------------------------------------------------------------------------------------

   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           30%
-----------------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
           CO
===============================================================================================

---------------------------                                           -------------------------
CUSIP No. 46588H105                            13D                            Page 4
                                                                                   -
---------------------------                                           -------------------------
===============================================================================================
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           COMMUNICATIONS DATA SERVICES, INC.
-----------------------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a)[ ]
                                                                                        (b)[ ]
-----------------------------------------------------------------------------------------------
   3.      SEC USE ONLY

-----------------------------------------------------------------------------------------------
   4.      SOURCES OF FUNDS
           OO
----------------------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)
                                                                                           [ ]
-----------------------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           IOWA
-----------------------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER
     NUMBER OF
       UNITS
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                      -------------------------------------------------------------------------
                       8.   SHARED VOTING POWER
                            16,271,615

                      -------------------------------------------------------------------------
                       9.   SOLE DISPOSITIVE POWER

                      -------------------------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER
                            16,271,615

-----------------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           16,271,615

-----------------------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                           |X|
-----------------------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           30%
-----------------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
           CO
===============================================================================================

---------------------------                                           -------------------------
CUSIP No. 46588H105                            13D                            Page 5
                                                                                   -
---------------------------                                           -------------------------
===============================================================================================
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           HEARST HOLDINGS, INC.
-----------------------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a)[ ]
                                                                                        (b)[ ]
-----------------------------------------------------------------------------------------------
   3.      SEC USE ONLY

-----------------------------------------------------------------------------------------------
   4.      SOURCES OF FUNDS
           OO

-----------------------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)
                                                                                           [ ]
-----------------------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-----------------------------------------------------------------------------------------------
                       7.   SOLE VOTING POWER
     NUMBER OF
       UNITS
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                      -------------------------------------------------------------------------
                       8.   SHARED VOTING POWER
                            16,271,615

                      -------------------------------------------------------------------------
                       9.   SOLE DISPOSITIVE POWER

                      -------------------------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER
                            16,271,615

-----------------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           16,271,615

-----------------------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                           |X|
-----------------------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           30%

-----------------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
           CO
===============================================================================================

---------------------------                                           -------------------------
CUSIP No. 46588H105                            13D                            Page 6
                                                                                   -
---------------------------                                           -------------------------
===============================================================================================
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           THE HEARST CORPORATION
-----------------------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a)[ ]
                                                                                        (b)[ ]
-----------------------------------------------------------------------------------------------
   3.      SEC USE ONLY

-----------------------------------------------------------------------------------------------
   4.      SOURCES OF FUNDS
           OO

-----------------------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)
                                                                                           [ ]
-----------------------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-----------------------------------------------------------------------------------------------
                       7.   SOLE VOTING POWER
     NUMBER OF
       UNITS
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                      -------------------------------------------------------------------------
                       8.   SHARED VOTING POWER
                            16,271,615

                      -------------------------------------------------------------------------
                       9.   SOLE DISPOSITIVE POWER

                      -------------------------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                            16,271,615
-----------------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           16,271,615

-----------------------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                           |X|
-----------------------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           30%

-----------------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
           CO
===============================================================================================

---------------------------                                           -------------------------
CUSIP No. 46588H105                            13D                            Page 7
                                                                                   -
---------------------------                                           -------------------------
===============================================================================================
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           THE HEARST FAMILY TRUST
-----------------------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a)[ ]
                                                                                        (b)[ ]
-----------------------------------------------------------------------------------------------
   3.      SEC USE ONLY

-----------------------------------------------------------------------------------------------
   4.      SOURCES OF FUNDS
           OO
-----------------------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e)
                                                                                           [ ]
-----------------------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           CALIFORNIA
-----------------------------------------------------------------------------------------------
                       7.   SOLE VOTING POWER
     NUMBER OF
       UNITS
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                      -------------------------------------------------------------------------
                       8.   SHARED VOTING POWER
                            16,271,615

                      -------------------------------------------------------------------------
                       9.   SOLE DISPOSITIVE POWER

                      -------------------------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER
                            16,271,615

-----------------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           16,271,615

-----------------------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                           |X|
-----------------------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           30%

-----------------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON
           OO (testamentary trust)
===============================================================================================

                                  SCHEDULE 13D

ITEM 1         SECURITY AND ISSUER

        This Amendment No. 1 which relates to the shares of common stock, $.01 par value per share (the "Common Stock"), of iVillage Inc., a Delaware corporation (the "Issuer"), supplements and amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 15, 2001 (the "Statement"). The Issuer's principal executive offices are located at 500-512 Seventh Avenue, New York, New York 10018.

ITEM 2         IDENTITY AND BACKGROUND

        (a) - (c) This Amendment No. 1 is being filed jointly by Hearst Communications, Inc., a Delaware corporation ("Hearst Communications"), Hearst Magazines Property, Inc., a Nevada corporation ("Hearst Magazines"), Communications Data Services, Inc., an Iowa corporation ("CDS"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), The Hearst Corporation, a Delaware corporation ("Hearst"), and The Hearst Family Trust, a testamentary trust (the "Trust" and together with Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst, the "Reporting Persons").

        Hearst, together with its various subsidiaries, is one of the world's largest diversified communications companies, with interests in newspaper, magazine, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. The location of Hearst's principal offices is 959 Eighth Avenue, New York, New York 10019. The location of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106.

        Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. The principal executive offices of Hearst Holdings are located at 959 Eighth Avenue, New York, New York 10019.

        CDS is an Iowa corporation and a wholly-owned subsidiary of Hearst Holdings. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315.

        Hearst Magazines is a Nevada corporation and a wholly-owned subsidiary of CDS. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830.

        Hearst Communications is a Delaware corporation and a subsidiary of Hearst Magazines and Hearst Holdings. The principal executive offices of Hearst Communications are located at 959 Eighth Avenue, New York, NY 10019.

        Schedule I hereto sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        (d) - (e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Schedule I hereto sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust.

ITEM 4         PURPOSE OF THE TRANSACTION

        On February 5, 2001, the Issuer, Stanhope Acquisition Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer ("Stan"), and Women.com Networks, Inc., a Delaware corporation ("WNI"), entered into an Agreement and Plan of Merger (the "Agreement and Plan of Merger"), pursuant to which the Issuer will acquire all outstanding shares of common stock, par value $0.001 per share of WNI (the "WNI Common Stock"). On February 22, 2001, the Issuer, Stan and WNI entered into an Amendment No. 1 to the Agreement and Plan of Merger attached hereto as Exhibit 99.1.

        In connection with the transactions contemplated by the Agreement and Plan of Merger, as amended, Hearst Communications entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), dated February 5, 2001 with the Issuer. On February 22, 2001, Hearst Communications and the Issuer entered into an Amended and Restated Securities Purchase Agreement (the "Amended Securities Purchase Agreement"), attached hereto as Exhibit 99.2. Pursuant to the Amended Securities Purchase Agreement the Issuer (i) agreed to sell and issue to Hearst Communications, and Hearst Communications agreed to purchase from the Issuer, 9,324,000 shares of Common Stock (the "Shares"), and (ii) agreed to issue a warrant (the "Warrant"), to Hearst Communications which will be exercisable for up to 2,100,000 additional shares of Common Stock (the "Warrant Shares"), for an aggregate purchase price (the "Purchase Price"), of Twenty Million Dollars ($20,000,000) at the closing of the merger (the "Merger"), as contemplated by the Agreement and Plan of Merger, as amended. In addition, in the event that appraisal rights are demanded, exercised or perfected by any WNI stockholder in connection with the Merger, and the shares of WNI common stock associated with such appraisal rights exceed two percent (2%) of the shares of WNI common stock outstanding as of the record date of the WNI special stockholder meeting called for the purpose of approving the Merger (such shares in excess of two percent (2%), the "Additional Appraisal Shares"), Hearst Communications shall purchase from the Issuer, upon the Issuer's request, at a per share purchase price of $1.875, that number of whole shares of Common Stock equal to the Additional Appraisal Shares multiplied by the exchange ratio for the Merger.

ITEM 5         INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b) As of February 5, 2001, the Reporting Persons owned 21,576,447 shares of WNI Common Stock (the "Securities"). Hearst Communications is the direct beneficial owner of the Securities. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust may be deemed to beneficially own the Securities. Hearst Magazines has the power to direct the voting and disposition of the Securities as the controlling shareholder of Hearst Communications. CDS has the power to direct the voting and disposition of the Securities as the sole shareholder of Hearst Magazines. Hearst Holdings has the power to direct the voting and disposition of the Securities as the sole stockholder of CDS. The Trust and Hearst have the power to direct the voting and disposition of the Securities as the direct or indirect sole stockholders of Hearst and Hearst Holdings, respectively. Accordingly, Hearst Communications shares the power to direct the voting and disposition of the Securities beneficially owned by it, and Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust share the power to direct the voting and disposition of the Securities beneficially owned by Hearst Communications.

        Pursuant to the Agreement and Plan of Merger, as amended, at the effective time of the Merger, each share of WNI Common Stock issued and outstanding will be cancelled and converted into 0.322 shares of Common Stock (subject to adjustment under certain circumstances), and (assuming no adjustment to the exchange ratio) as a result the Securities will be converted into 6,947,615 shares of Common Stock (the "Merger Stock"). In connection with the Merger, the Issuer intends to offer to all stockholders of WNI, pursuant to a registered rights offering, the opportunity to purchase a pro rata portion (based on their ownership of WNI's outstanding shares) of the Purchase Shares and the Warrant (the "Rights Offering"). In the event WNI stockholders do participate in the Rights Offering, (i) the number of Purchase Shares and the number of Warrant Shares will be reduced, on a one-for-one basis, by the number of Purchase Shares and Warrant Shares purchased by WNI stockholders (other than Hearst Communications) in the Rights Offering, and (ii) the Purchase Price will be reduced by the amount received by the Issuer from WNI's stockholders (other than Hearst Communications) pursuant to the Rights Offering.

        The Issuer and Stan will not be obligated to effect the Merger if, among other things, the Issuer is not satisfied that WNI has at least $20 million of cash and $12 million of working capital as at March 31, 2001. Further, the Issuer must be satisfied that: (i) the amount of WNI's cash on hand immediately prior to the closing of the Merger is equal to or greater than the difference between the amount of cash on WNI's final statement of working capital minus the product of (a) $166,666 multiplied by (b) the number of days elapsed from March 31, 2001 to the date which is one day prior to the closing date of the Merger; and (ii) WNI's working capital immediately prior to the closing of the merger is an amount which is not materially less than the difference between the amount of working capital as at March 31, 2001 minus the reduction in working capital since March 31, 2001. The amount, if any, by which cash of WNI or working capital on WNI's final statement of working capital as at March 31, 2001 is less than $12 million is a "Shortfall", provided, however, that any working capital in excess of $12 million on such date will be added to the amount of cash as at March 31, 2001 when determining any such "Shortfall". In the event that the Shortfall in cash or working capital is $2 million or less, the exchange rate of
0.322 will be adjusted downward such that the aggregate number of shares of Common Stock issued pursuant to the Merger will be reduced by the number of shares of Common Stock equal to the quotient of (x) the Shortfall with respect to cash or working capital, whichever is greater, divided by (y) $1.875, and Hearst Communications may, at its option, purchase from the Issuer such number of shares of Common Stock as Hearst Communications shall elect equal to or less than the quotient of (x) the Shortfall with respect to cash or working capital, whichever is greater, divided by (y) $1.875, at a purchase price of $1.875 per share. In the event that the Shortfall in cash or working capital is more than $2 million but less than $4 million, the exchange ratio of 0.322 will be adjusted downward such that the aggregate number of shares of Common Stock issued pursuant to the Merger will be reduced by the number of shares of Common Stock equal to the quotient of (x) the Shortfall with respect to cash or working capital, whichever is greater, divided by (y) $1.875, and Hearst Communications will be required to purchase from the Issuer such number of shares of Common Stock equal to the quotient of(x) the amount by which the Shortfall with respect to cash or working capital, whichever is greater, exceeds $2 million divided by
(y) $1.875, at a purchase price of $1.875 per share, and Hearst Communications may, at its option, purchase from the Issuer such additional number of shares of Common Stock as Hearst Communications shall elect equal to or less than the quotient of (x) $2 million, divided by (y) $1.875, at a purchase price of $1.875 per share.

        If none of WNI's stockholders participate in the Rights Offering, there is no Shortfall in cash or working capital pursuant to which Hearst Communications elects or is required to purchase additional shares of Common Stock and no shares of Common Stock in respect of Additional Appraisal Shares are purchased, at the closing of the Merger the Reporting Persons will own (i) the Merger Stock and the Shares which together will represent an aggregate 16,271,615 shares of Common Stock, and (ii) the Warrant to purchase the Warrant Shares. Accordingly, at the closing of the Merger, Hearst Communications will be the direct beneficial owner of 16,271,615 shares of Common Stock. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust may be deemed to beneficially own 16,271,615 shares of Common Stock at such time. Hearst Magazines will have the power to direct the voting and disposition of 16,271,615 shares of Common Stock as the controlling shareholder of Hearst Communications. CDS will have the power to direct the voting and disposition of 16,271,615 shares of Common Stock as the sole shareholder of Hearst Magazines. Hearst Holdings will have the power to direct the voting and disposition of 16,271,615 shares of Common Stock as the sole stockholder of CDS. The Trust and Hearst will have the power to direct the voting and disposition of 16,271,615 shares of Common Stock as the direct or indirect sole stockholders of Hearst and Hearst Holdings, respectively. Accordingly, for purposes of this Statement: (i) Hearst Communications is reporting that effective as of the closing of the Merger and assuming none of

 WNI's stockholders participate in the Rights Offering, there is no Shortfall in cash pursuant to which Hearst Communications elects or is required to purchase additional shares of Common Stock, and no shares of Common Stock in respect of Additional Appraisal Shares are purchased, it will share the power to direct the voting and disposition of a total of 16,271,615 shares of Common Stock beneficially owned by it and (ii) Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust are reporting that they will share the power to direct the voting and disposition of the 16,271,615 shares of Common Stock beneficially owned by Hearst Communications, representing approximately 30% of the as adjusted shares of Common Stock estimated to be outstanding at the closing of the Merger. In addition, at the closing of the Merger the Reporting Persons will own the Warrant to purchase the Warrant Shares. Until the date of exercise of the Warrant in accordance with its terms, the Reporting Persons disclaim beneficial ownership of the Warrant Stock.

        (c) In connection with the Merger, the Issuer and Hearst Communications will enter into a Stockholder Agreement (the "Stockholder Agreement"), attached hereto as Exhibit 99.3, effective as of the closing of the Merger. The Stockholder Agreement provides, among other things, that without the consent of the non-Hearst members of the Issuer's board of directors, Hearst Communications and its affiliates may not acquire any shares of Common Stock or any other security generally entitled to vote for the election of directors of the Issuer (collectively, "Voting Securities"), if the effect of such acquisition would be to increase the total number of: (x) outstanding Voting Securities owned by Hearst Communications and its affiliates and (y) outstanding convertible securities, options, warrants or other rights owned by Hearst Communications and its affiliates which are convertible into or exchangeable or exercisable for securities entitled to vote for election of directors of the Issuer, treating such convertible securities, options, warrants, or other rights on an as converted basis (collectively such Voting Securities and convertible securities, options, warrants and rights, the "Investor Group Interest"), to in excess of the "Maximum Interest", calculated as at the date of determination as the number of shares of Common Stock resulting from the product of (x) the "Threshold Percentage" and (y) the sum of total outstanding Voting Securities and the Warrant Shares owned by Hearst Communications and its affiliates. The "Threshold Percentage" will be calculated as of the closing date of the Merger by dividing the Investor Group Interest on such date by the sum of (i) the total number of outstanding Voting Securities on such date and (ii) the Warrant Shares owned by Hearst Communications and its affiliates.

        The Stockholder Agreement also provides that Hearst Communications and its affiliates must vote a specified number of shares of Common Stock at the Issuer stockholder meetings as recommended by the Issuer's board of directors (which recommendation must include all non-Hearst directors), with such number of shares being calculated at the time of determination as the Voting Securities held by Hearst Communications and its affiliates in excess of the sum of (x) twenty-five percent (25%), plus (y) the percentage of the Issuer's outstanding Common Stock as of the closing date represented by that number of shares of Common Stock required to be purchased by Hearst Communications in respect of the Additional Appraisal Shares. At the closing of the Merger, the Issuer's board of directors will be fixed at ten (10) members, of which three (3) members will be Hearst Communications designees, and five (5) members will be independent. Thereafter, for as long as Hearst Communications and its affiliates own at least eighty percent (80%) of the number of shares represented by Hearst Communications' and its affiliates' "Initial Equity Stake", it will be entitled to nominate three (3) directors. The "Initial Equity Stake" shall be the number of shares of Issuer securities represented by the Shares, the Warrant Shares, the Merger Stock, and any shares of Common Stock purchased by Hearst Communications in respect of the Additional Appraisal Shares and any shares of Common Stock purchased by Hearst Communications as a result of a Shortfall in cash or working capital. For as long as Hearst Communications and its affiliates own less than eighty percent (80%) but at least sixty-six percent (66%) of the Initial Equity Stake, Hearst Communications will be entitled to nominate two (2) directors. For as long as Hearst Communications and its affiliates own less than sixty-six percent (66%) of the Initial Equity Stake but more than ten percent (10%) of the Issuer's outstanding Voting Securities, Hearst Communications will be entitled to nominate one (1) director.

        In the event of the issuance of Voting Securities of the Issuer in a single transaction or series of related transactions which represent greater than twenty percent (20%) but less than forty percent (40%) of the number of Voting Securities outstanding immediately after such transaction or series of related transactions, upon request from the Issuer, Hearst Communications will cooperate with the Issuer to increase the size of the Issuer's board of directors to eleven (11) and to fill the vacancy arising therefrom with an independent director. In the event of the issuance of Voting Securities of the Issuer in a single transaction or series of related transactions which represent greater than forty percent (40%) of the number of Voting Securities outstanding immediately after such transaction or series of related transactions, upon request from the Issuer, Hearst Communications will cooperate with the Issuer to increase the size of the Issuer's board of directors to twelve (12) and to fill the vacancies arising therefrom with two (2) independent directors.

        (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 16,271,615 shares of Common Stock.

        (e)    Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


        Other than the Agreement and Plan of Merger, as amended, the Amended Securities Purchase Agreement, Stockholder Agreement and the Warrant described in Item 4 and Item 5 above, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2001


                                            HEARST COMMUNICATIONS, INC.



                                            By: /s/ James M. Asher
                                               ---------------------------------
                                               Name: James M. Asher
                                               Title: Senior Vice President

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2001


                                            HEARST MAGAZINES PROPERTY, INC.



                                            By: /s/ James M. Asher
                                               ---------------------------------
                                               Name: James M. Asher
                                               Title: Vice President

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2001


                                            COMMUNICATIONS DATA SERVICES, INC.



                                            By: /s/ James M. Asher
                                               ---------------------------------
                                               Name: James M. Asher
                                               Title: Vice President

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2001


                                            HEARST HOLDINGS, INC.



                                            By: /s/ James M. Asher
                                               ---------------------------------
                                               Name: James M. Asher
                                               Title: Senior Vice President

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2001


                                            THE HEARST CORPORATION



                                            By:/s/ James M. Asher
                                               ---------------------------------
                                               Name: James M. Asher
                                               Title: Senior Vice President

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2001


                                            THE HEARST FAMILY TRUST



                                            By: /s/ Mark F. Miller
                                               -------------------------
                                               Name: Mark F. Miller
                                               Title: Trustee

                                   SCHEDULE I


        Set forth below is the name and the present principal occupation or employment of each director and executive officer of Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, each person identified below is employed by Hearst Communications, an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of its other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Communications and Hearst Holdings, and unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The address of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830. Unless otherwise indicated, all persons identified below are United States citizens.

                                         PRESENT OFFICE/PRINCIPAL
NAME                                     OCCUPATION OR EMPLOYMENT
----                                     ------------------------

Hearst Communications
----------------------
                                         Chairman of the Board, Chairman of Executive Committee,
George R. Hearst, Jr.*                   Director

Frank A. Bennack, Jr.*                   President, Chief Executive Officer, Director

Victor F. Ganzi*                         Executive Vice President, Chief Operating Officer,
                                         Director

James M. Asher                           Senior Vice President, Chief Legal and Development
                                         Officer

David J. Barrett (1)                     Director; President and Chief Executive Officer:
                                         Hearst-Argyle Television, Inc.

Cathleen P. Black                        Senior Vice President, President: Hearst Magazines
                                         Division, Director

Millicent H. Boudjakdji*                 Director

John G. Conomikes*                       Senior Vice President, Director

Richard E. Deems* (2)                    Director

Ronald J. Doerfler                       Senior Vice President, Chief Financial Officer,
                                         Treasurer

George J. Green                          Vice President, President: Hearst Magazines
                                         International Division

Austin Hearst (3)                        Director; Vice President: Hearst Entertainment
                                         Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                     Director

William R. Hearst, III* (4)              Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                         Vice President, Controller

George B. Irish                          Senior Vice President, President: Hearst Newspapers
                                         Division, Director

Raymond E. Joslin                        Senior Vice President, President: Hearst Entertainment
                                         and Syndication Group Administrative Division, Director

Jodie W. King                            Vice President, Secretary

Harvey L. Lipton* (2)                    Director

Richard P. Malloch                       Vice President, President: Hearst Business Media Group
                                         Administrative Division

Terence G. Mansfield (5)(6)              Director, Vice President; Managing Director: The
                                         National Magazine Co., Ltd.

Gilbert C. Maurer* (2)                   Director

Mark F. Miller*                          Vice President; Executive Vice President: Hearst
                                         Magazines Division, Director

Bruce L. Paisner (3)                     Vice President, Executive Vice President: Hearst
                                         Entertainment and Syndication Group Administrative
                                         Division

Raymond J. Petersen*                     Director, Executive Vice President: Hearst Magazines
                                         Division

Virginia Hearst Randt*                   Director

Debra Shriver                            Vice President

Alfred C. Sikes                          Vice President, President: Hearst Interactive Media
                                         Division

Jonathan E. Thackeray                    Vice President


Hearst Magazines
-----------------
Frank A. Bennack, Jr.*                   Director

Victor F. Ganzi*                         Director

George J. Green                          President, Treasurer; President: Hearst Magazines
                                         International Division, Hearst Communications, Inc.

James M. Asher                           Vice President

Ronald J. Doerfler                       Vice President

Jodie W. King                            Vice President, Secretary

Jonathan E. Thackeray                    Vice President

John A. Rohan, Jr.                       Vice President

CDS
----
Donald F. Ross                           Chairman of the Board, Director

Scott Weis                               President

James M. Asher                           Vice President

Kenneth J. Barloon                       Vice President, Controller, Chief Financial Officer

Cathleen P. Black                        Director; President: Hearst Magazines Division, Hearst
                                         Communications, Inc.

Ronald J. Doerfler                       Vice President

Chris Holt                               Vice President

Thomas J. Hughes                         Vice President

Jodie W. King                            Vice President, Secretary

Dennis Luther                            Vice President

Paul McCarthy                            Vice President

Mark F. Miller*                          Director, Vice President; Executive Vice President:
                                         Hearst Magazines Division, Hearst Communications, Inc.

Tim Plimmer                              Vice President

Lynn Reinicke                            Vice President

John A. Rohan, Jr.                       Director, Treasurer

Hearst Holdings
---------------
George R. Hearst, Jr.*                   Chairman of the Board, Chairman of Executive Committee,
                                         Director

Frank A. Bennack, Jr.*                   President, Chief Executive Officer, Director

Victor F. Ganzi*                         Executive Vice President, Chief Operating Officer,
                                         Director

James M. Asher                           Senior Vice President, Chief Legal and Development
                                         Officer

David J. Barrett (1)                     Director; President and Chief Executive Officer:
                                         Hearst-Argyle Television, Inc.

Cathleen P. Black                        Senior Vice President, Director; President: Hearst
                                         Magazines Division, Hearst Communications, Inc.

Millicent H. Boudjakdji*                 Director

John G. Conomikes*                       Senior Vice President, Director

Richard E. Deems* (2)                    Director

Ronald J. Doerfler                       Senior Vice President, Chief Financial Officer,
                                         Treasurer

George J. Green                          Vice President; President: Hearst Magazines
                                         International Division, Hearst Communications, Inc.

Austin Hearst (3)                        Director; Vice President: Hearst Entertainment
                                         Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                     Director

William R. Hearst, III* (4)              Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                         Vice President

George B. Irish                          Senior Vice President, Director; President: Hearst
                                         Newspapers Division, Hearst Communications, Inc.

Raymond E. Joslin                        Senior Vice President, Director; President: Hearst
                                         Entertainment and Syndication Group Administrative
                                         Division, Hearst Communications, Inc.

Jodie W. King                            Vice President, Secretary

Harvey L. Lipton* (2)                    Director

Richard P. Malloch                       Vice President; President: Hearst Business Media Group
                                         Administrative Division, Hearst Communications, Inc.

Terence G. Mansfield (5)(6)              Director, Vice President; Managing Director: The
                                         National Magazine Co., Ltd.

Gilbert C. Maurer* (2)                   Director

Mark F. Miller*                          Director, Vice President; Executive Vice President:
                                         Hearst Magazines Division, Hearst Communications, Inc.

Bruce L. Paisner (3)                     Vice President; Executive Vice President: Hearst
                                         Entertainment and Syndication Group Administrative
                                         Division, Hearst Communications, Inc.

Raymond J. Petersen*                     Director; Executive Vice President: Hearst Magazines
                                         Division, Hearst Communications, Inc.

Virginia Hearst Randt*                   Director

Debra Shriver                            Vice President

Alfred C. Sikes                          Vice President; President: Hearst Interactive Media
                                         Division, Hearst Communications, Inc.

Jonathan E. Thackeray                    Vice President

Hearst
-------
George R. Hearst, Jr.*                   Chairman of the Board, Chairman of Executive Committee,
                                         Director

Frank A. Bennack, Jr.*                   President, Chief Executive Officer, Director

Victor F. Ganzi*                         Executive Vice President, Chief Operating Officer,
                                         Director

James M. Asher                           Senior Vice President, Chief Legal and Development
                                         Officer

David J. Barrett (1)                     Director; President and Chief Executive Officer:
                                         Hearst-Argyle Television, Inc.

Cathleen P. Black                        Senior Vice President, Director; President: Hearst
                                         Magazines Division, Hearst Communications, Inc.

Millicent H. Boudjakdji*                 Director

John G. Conomikes*                       Senior Vice President, Director

Richard E. Deems* (2)                    Director

Ronald J. Doerfler                       Senior Vice President, Chief Financial Officer,
                                         Treasurer

George J. Green                          Vice President; President: Hearst Magazines
                                         International Division, Hearst Communications, Inc.

Austin Hearst (3)                        Director; Vice President: Hearst Entertainment
                                         Distribution Division, Hearst Entertainment, Inc.


John R. Hearst, Jr.*                     Director

William R. Hearst, III* (4)              Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                         Vice President

George B. Irish                          Senior Vice President, Director; President: Hearst
                                         Newspapers Division, Hearst Communications, Inc.

Raymond E. Joslin                        Senior Vice President, Director; President: Hearst
                                         Entertainment and Syndication Group Administrative
                                         Division, Hearst Communications, Inc.

Jodie W. King                            Vice President, Secretary

Harvey L. Lipton* (2)                    Director

Richard P. Malloch                       Vice President; President: Hearst Business Media Group
                                         Administrative Division, Hearst Communications, Inc.

Terence G. Mansfield (5)(6)              Director, Vice President; Managing Director: The
                                         National Magazine Co., Ltd.

Gilbert C. Maurer* (2)                   Director

Mark F. Miller*                          Director, Vice President; Executive Vice President:
                                         Hearst Magazines Division, Hearst Communications, Inc.

Bruce L. Paisner (3)                     Vice President; Executive Vice President: Hearst
                                         Entertainment and Syndication Group Administrative
                                         Division, Hearst Communications, Inc.

Raymond J. Petersen*                     Director; Executive Vice President: Hearst Magazines
                                         Division, Hearst Communications, Inc.

Virginia Hearst Randt*                   Director

Debra Shriver                            Vice President

Alfred C. Sikes                          Vice President; President: Hearst Interactive Media
                                         Division, Hearst Communications, Inc.

Jonathan E. Thackeray                    Vice President


----------------------------------
(1)     888 Seventh Avenue
        New York, NY 10106

(2)     Self-employed, non-employed or retired

(3)     235 E. 45th Street
        New York, NY 10017

(4)     2750 Sand Hill Road
        Menlo Park, CA 94025

(5)     U.K. Citizen

(6)     National Magazine House
        72 Broadwick Street
        London, England W1 2BP